UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM N-8F
_______________________________________________

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
	X	Merger
Liquidation
Abandonment of Registration
(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Greenspring Fund

3.	Securities and Exchange Commission File No.: 811-03627

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
Initial Application
	X	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
2330 West Joppa Road, Suite 110 Lutherville, MD 21093-4641

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Jay Fitton U.S. Bank Global Fund Services U.S. Bank Tower Cincinnati 425 Walnut St, Cincinnati, OH 45202 (513) 520-5925 jay.fitton@usbank.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Corbyn Investment Management, Inc.
2330 West Joppa Road, Suite 108
Lutherville, Maryland 21093
(410) 832-5500
Corbyn Investment Management, Inc., the Registrant’s investment adviser, is responsible for maintaining records with respect to the purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202
(414) 287-3700
As the Registrant’s transfer agent, U.S. Bancorp Fund Services, LLC (“Fund Services”)is responsible for maintaining share transaction and other shareholder records. As fund accountant, Fund Services is responsible for maintaining records relating to portfolio accounting services, expense accrual and payment services, fund valuation and financial reporting services, tax accounting services, and compliance control services. As fund administrator, Fund Services is responsible for maintaining records related to, among other things, all necessary bookkeeping, financial statements, and federal, state, and local tax returns. Fund Services is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, and records required to be maintained under Rule 38a-1.

Quasar Distributors, LLC
111 East Kilbourn Avenue, Suite 2200
Milwaukee, Wisconsin 53202
(414) 287-3994
As the Registrant’s principal underwriter, Quasar Distributors, LLC is responsible for maintaining records relating to its function as the principal underwriter of the Registrant’s shares.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
	X	Management company;
Unit investment trust; or
Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
	X	Open end
Closed end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Corbyn Investment Management, Inc. 2330 West Joppa Road, Suite 108 Lutherville, Maryland 21093

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Quasar Distributors, LLC 111 East Kilbourn Avenue, Suite 2200 Milwaukee, Wisconsin 53202

13.	If the fund is a unit investment trust (“UIT”) provide:
	(a)	Depositors’ name(s) and address(es): Not Applicable
	(b)	Depositors’ name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
Yes
	X	No
If Yes, for each UIT state (name, file no. and business address): Not Applicable

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		X	Yes
No
If Yes, state the date on which the board vote took place: May 4, 2023
If No, explain: Not Applicable
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		X	Yes
No
If Yes, state the date on which the shareholder vote took place: August 7, 2023
If No, explain: Not Applicable

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	X	Yes
No
	(a)	If Yes, list the date(s) on which the fund made those distributions: August 14, 2023
	(b)	Were the distributions made on the basis of net assets?
		X	Yes
No
	(c)	Were the distributions made pro rata based on share ownership?
		X	Yes
No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable
	(e)	Liquidations only: Were any distributions to shareholders made in kind? Not Applicable
Yes
No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not Applicable

17.	Closed-end funds only: Has the fund issued senior securities? Not Applicable
Yes
No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: Not Applicable

18.	Has the fund distributed all of its assets to the fund’s shareholders?
	X	Yes
No
If No, Not Applicable
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? Not Applicable
Yes
No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders? Not Applicable

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
Yes
	X	No
If Yes, Not Applicable- Merger
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
Yes
No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
Yes
	X	No
If Yes, Not Applicable
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with Merger or Liquidation:
		(i)	Legal expenses: $167,555
		(ii)	Accounting expenses: $10,000
		(iii)	Other expenses (list and identify separately): Proxy: $22,500; Registrations: $5,000; Tail Insurance: $40, 173
		(iv)	Total expenses (sum of lines (i)-(iii) above): $245,228
(b)
How were those expenses allocated?
The former Adviser, Corbyn Investment Management, Inc., and the current Adviser, Cromwell Investment Advisors, LLC, are splitting the fees evenly regarding these expenses.

	(c)	Who paid those expenses? Please see the answer above, 22(b).
	(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
Yes
	X	No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not Applicable

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
Yes
	X	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not Applicable

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
Yes
	X	No
If Yes, describe the nature and extent of those activities: Not Applicable

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Cromwell Greenspring Mid Cap Fund
	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-23724
(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:
N-14, File No. 811-23724, (SEC Accession No. 0000894189-23-003894) May 24, 2023

	(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form. N/A
VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Greenspring Fund, Inc. (ii) he is the Greenspring Fund, Inc., President and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Charles vK. Carlson
Charles vK. Carlson
President of Greenspring Fund, Inc.
November 22, 2023